CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 30, 2006

TSX Venture Exchange Symbol: CMA
OTC Bulletin Board Symbol:  CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS APPOINTS ADDITIONAL INDEPENDENT DIRECTOR

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce the appointment of Mr. C. Douglas Lang, CGA, to Cream’s Board of Directors.

Douglas Lang is a Certified General Accountant who obtained his professional designation while employed with the City of Campbell River.  His position with the City was that of Chief Financial Officer (1991 to 2005) and he regularly managed complex annual budgets in excess of $60 million.  Under Mr. Lang’s stewardship the City twice received the Canadian Award for Financial Reporting.

He presently serves as a director and held the position as board chair (2005/06) of Coastal Community Credit Union.  The Credit Union has assets of $1.3 billion dollars and employs over 500 people.  He is also a member of their Audit and Finance Committee.

He is currently working as an independent consultant for local governments in British Columbia and has done consulting work for the junior mining industry.

“We are very pleased to welcome Doug to Cream Minerals,” said Frank Lang, President and CEO. “Doug brings an extensive and varied financial background which will further enhance Cream’s corporate governance team and bring an additional independent voice to the Board”.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.